

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 10, 2016

<u>Via E-mail</u>
Chitung Liu
Chief Financial Officer
United Microelectronics Corporation
No. 3 Li-Hsin Road II
Hsinchu Science Park
Hsinchu City, Taiwan, Republic of China

> **RE:** **United Microelectronics Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed April 18, 2016**
> **File No. 001-15128**

Dear Mr. Liu:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2015

Item 18. Financial Statements

Note 4. Summary of Significant Accounting Policies

b. The Consolidated Entities as of December 31, 2014 and 2014, page F-16

1.   Please tell us how you applied IFRS in determining to consolidate entities where
        your ownership was not greater than 50%.

Note 8. Property, Plant and Equipment, page F-48

2.   We note that your net assets exceed your market capitalization. Please tell us the
        factors you considered in assessing whether there is any indication of impairment
        under IAS 36, including IAS 36.12.

3.   In future filings please disclose the line item(s) in which your impairment losses
        are included as required by IAS 36.126(a).

4.   Please tell us how you considered the disclosures required by IAS 36.130(a),
        (c)(i), and (e).

Note 12. Bonds Payable, page F-54

5.   With respect to your currency linked zero coupon convertible bonds issued in
        May 2015, please tell us how you analyzed the bonds under IFRS in determining
        how to account for them. Include a discussion of how you considered the
        currency features and adjustable conversion price in your analysis.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

•   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult at (202) 551-3618, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery